CHEMSPEC INTERNATIONAL LIMITED ANNOUNCES SECOND QUARTER 2009 UNAUDITED FINANCIAL RESULTS

SHANGHAI, August 14 /PRNewswire-Asia-FirstCall/ -- Chemspec International Limited (NYSE: CPC - News; "Chemspec" or the "Company"), a leading China-based contract manufacturer of highly-engineered specialty chemicals, today announced its unaudited financial results for the second quarter ended June 30, 2009.

Second Quarter 2009 Financial Highlights[1]

  Total sales were RMB233.5 million (US$34.2 million), an increase of 8.1% from the second quarter of 2008 and an increase of 16.6% from the first quarter of 2009
  Gross profit was RMB95.3 million (US$13.9 million), an increase of 9.7% from the second quarter of 2008 and an increase of 25.5% from the first quarter of 2009
  Income from operations was RMB67.2 million (US$9.8 million), an increase of 1.9% from the second quarter of 2008 and an increase of 34.2% from the first quarter of 2009
  Net income attributable to Chemspec International Limited shareholders was RMB53.9 million (US$7.9 million), a decrease of 5.6% from the second quarter of 2008 and an increase of 64.7% from the first quarter of 2009
  Basic and diluted earnings per ADS were RMB1.77 (US$0.26), as compared to RMB1.90 in the second quarter of 2008 and RMB1.09 in the first quarter of 2009

Dr. Jianhua Yang, Chairman and CEO of Chemspec, commented, “We are pleased with our second quarter financial results and our first quarterly reporting as a publicly traded company. During the quarter, we saw a recovery in demand for our specialty chemicals used in the manufacturing of electronics. This helped drive an increase in sales in the second quarter of 2009 and demonstrates the strength of our business model. Despite the challenging global economic environment, our fast and flexible manufacturing facilities, strong process technologies, experienced management team, lean cost controls as well as solid global blue-chip customer base all contributed to our strong quarterly financial results.

However, looking forward, some of our customers in the agrochemical and pharmaceutical end-markets around the world have been affected by the challenging global economic environment and have experienced a significant slowdown and/or decline in growth in the second quarter of 2009. As a result, they have reduced their purchase orders for deliveries in the third quarter of 2009 in order to adjust the timing of their planned commercialization of new products as well as reduce their inventory levels. We believe we will still be able to achieve top line sales growth this year because we continue to be selected as a reliable and preferred source of fluorinated specialty chemicals by our solid base of long-term blue chip end-users. We are confident that our annual top line sales growth can continue in year 2010 based on our strong project pipelines and as the global economy recovers.”

1 Certain Renminbi (RMB) amounts in this press release have been translated into U.S. dollar (USD) solely for the convenience of the reader. The conversion of RMB into USD in this release is based on the Federal Reserve Board certified exchange rate on June 30, 2009, which was RMB6.8302 to USD1.00. The percentages stated are calculated based on RMB.

Second Quarter 2009 Financial Results

Total Sales

For the three months ended June 30, 2009, the Company generated total sales of RMB233.5 million (US$34.2 million), an increase of 8.1% from RMB216.0 million in the second quarter of 2008 and an increase of 16.6% from RMB200.3 in the first quarter of 2009. Total sales were within the range of sales estimates previously provided by the Company on August 3, 2009. Included in the total sales for the three months ended June 30, 2009 was RMB 19.4 million (US$2.8 million) of sales of purchased goods.

Gross Profit and Gross Margin

Gross profit was RMB95.3 million (US$13.9 million) in the second quarter of 2009, an increase of 9.7% from RMB 86.8 million in the second quarter of 2008, and an increase of 25.5% from RMB 75.9 million in the first quarter of 2009. Gross margin was 40.8% in the second quarter of 2009, as compared to 40.2% in the second quarter of 2008 and 37.9% in the first quarter of 2009. The increase in gross margin in the second quarter of 2009 from the first quarter of 2009 reflects the higher average unit selling price and the Company’s continued efforts to improve manufacturing processes and cost control.

Operating Expenses

Selling expenses and general and administrative expenses of RMB20.2 million (US$3.0 million) during the second quarter of 2009, representing an increase of 38.8% from RMB14.6 million in the second quarter of 2008 and an increase of 23.0% compared with RMB16.4 million in the first quarter of 2009. The increases were caused primarily by an increase in administrative headcount due to the fast growth and personnel needs of the Company and to some extent the increased shipping costs associated with the change of product mix.

Research and development expenses increased by 20.1% to RMB7.1 million (US$1.0 million) during the second quarter of 2009 from RMB5.9 million in the second quarter of 2008 and decreased by 19.6% from RMB8.8 million in the first quarter of 2009. The increase compared with the same period in 2008 was due primarily to an increase in hiring of highly experienced scientists, especially from overseas, to enhance the Company’s R&D capabilities to meet the growing needs of customers. The decrease from the preceding quarter was the result of decrease in R&D material consumption.

Income from operations and earnings before income taxes

Income from operations was RMB67.2 million (US$9.8 million) and earnings before income tax was RMB 68.2 million (US$10.0 million) in the second quarter of 2009, increases of 1.9% and 6.1%, respectively, from the second quarter of 2008, and increases of 34.2% and 44.5%, respectively, from the first quarter of 2009.

Net income attributable to Chemspec International Limited shareholders

Net income attributable to Chemspec International Limited shareholders was RMB53.9 million (US$7.9 million) in the second quarter of 2009, a decrease of 5.6% from the second quarter of 2008, and an increase of 64.7% from the first quarter of 2009. The slight decrease in year-over-year net income attributable to Chemspec International Limited shareholders was mainly caused by the difference in the Company’s applicable income tax rate as the income tax holidays of some of the Company’s subsidiaries expired and the increase of profit contribution by one subsidiary whose applicable income tax rate is higher than other subsidiaries. Income tax expense was RMB 12.7 million in the second quarter of 2009 compared to RMB 6.4 million in the same period of 2008.

Basic and diluted earnings per ADS were RMB1.77 (US$0.26) in the second quarter of 2009, as compared to RMB1.90 in the second quarter of 2008, and RMB1.09 in the first quarter of 2009.

Cash Flows

As of June 30, 2009, the Company had RMB473.7 million (US$69.3 million) of cash, as compared to RMB180.1 million as of December 31, 2008. The increase in the Company’s cash position is primarily due to the net proceeds of approximately RMB 389.2 from the Company’s IPO. During the six months ended June 30, 2009, the Company generated strong operating cash flows of RMB109.9 million (US$16.1 million) as compared to RMB104.7 million for the same period of 2008. Significant cash outflows for the six-month period ended June 30, 2009 include capital expenditures of RMB 116.1 million (US$17.0 million) for the production facility expansion and repayments of the Company’s bank borrowings which decreased to RMB15.0 million (US$2.2 million) from RMB 60.0 million as of December 31, 2008.

Statement Regarding Unaudited Financial Information

The financial information set forth above is based on the Company’s unaudited interim consolidated financial statements and is subject to adjustments that may be identified by us and/or our auditors during the audit of our annual consolidated financial statements.

Business Outlook

Based on the Company’s current operations, total revenues for year 2009 are expected to be between RMB 975 million and RMB 1,000 million, which would represent an increase of 3.2% to 5.8% compared to RMB 944.9 million for the year ended December 31, 2008.

Conference Call Details

Management will host a conference call and live webcast to discuss the second quarter results and forward outlook at 8:00 a.m. Eastern Daylight Time (8:00 p.m. Beijing time) on Friday, August 14, 2009.

The dial-in details for the live conference call are as follows:

- U.S. Toll Free Number:		1-866-519-4004
- International Dial-in Number:		+65-6735-7955
- Mainland China Toll Free Number:		10-800-819-0121
- Hong Kong Toll Free Number:		80-093-3053
- U.K. Toll Free Number:		080-8234-6646
Conference ID:	CPC

A live and archived webcast of the conference call will be available on the Investor Relations section of Chemspec’s website at www.chemspec.com.cn

A telephone replay of the call will be available after the conclusion of the conference call through 10:00 a.m. Eastern Daylight Time, August 21, 2009.

The dial-in details for the replay are as follows:
- U.S. Toll Free Number		+1-866-214-5335
- International Dial-in Number		+61-2-8235-5000
Conference ID:	23225390

About Chemspec

Chemspec is a leading China-based contract manufacturer of highly engineered specialty chemicals and the largest manufacturer of fluorinated specialty chemicals in China based on sales. In manufacturing specialty chemicals, Chemspec also provides process design and process development services, which enable efficient and rapid production of specialty chemicals that are incorporated into the products of Chemspec's end users. Chemspec's customers and end users include electronics, pharmaceutical and agrochemical companies. For more information, please visit www.chemspec.com.cn.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Chemspec’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended from time to time. Chemspec does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Chemspec International Ltd. In Shanghai Bing Zhu Chief Financial Officer Tel: 86-21-52702636 * 8053 Email: ir@chemspec.com.cn

Christensen In New York Kathy Li Tel: +1-212-618-1978 Email: kli@christensenir.com

In Hong Kong Tip Fleming

Tel: +852-9212-0684

Email: tfleming@christensenir.com

Chemspec International Limited
Unaudited Consolidated Balance Sheets

	December 31	June 30	June 30
	2008	2009	2009
	RMB’000	RMB’000	USD’000
ASSETS
Current assets
Cash	180,081	473,667	69,349
Pledged bank deposits	21,536	39,615	5,800
Accounts receivable, net	142,535	143,680	21,036
Bills receivable	-	300	44
Inventories	197,742	192,901	28,243
Prepayment and other receivables	16,865	19,454	2,848
Deferred income tax assets	345	937	137

Total current assets	559,104	870,554	127,457
Property, plant and equipment, net	385,526	502,747	73,606
Land use rights	53,105	55,566	8,135
Goodwill	6,942	6,942	1,016
Deferred offering costs	9,843	-	-
Deferred income tax assets	360	400	59

Total assets	1,014,880	1,436,209	210,273

LIABILITIES AND EQUITY
Current liabilities
Bank borrowings	60,000	15,000	2,196
Accounts payable	77,785	69,893	10,233
Bills payable	27,562	32,658	4,781
Amounts due to related parties	38,019	38,002	5,564
Accrued expenses and other payables	55,714	87,579	12,822
Income taxes payable	6,213	7,817	1,145

Total current liabilities	265,293	250,949	36,741
Deferred income tax liabilities	14,851	20,152	2,951
Deferred income	5,565	5,412	792

Total liabilities	285,709	276,513	40,484

Equity
Ordinary shares: HK$ 0.01 par
value; 20,000,000,000 shares
authorized as of December 31, 2008
and June 30, 2009;
1,800,000,000 and 2,179,680,000 shares
issued and outstanding as of
December 31, 2008 and
June 30, 2009, respectively	18,446	21,792	3,190
Additional paid-in capital	30,597	366,894	53,716
Statutory reserves	45,837	45,837	6,711
Accumulated other comprehensive income	6,749	6,740	987
Retained earnings	619,521	703,599	103,013

Total Chemspec International Limited
shareholders' equity	721,150	1,144,862	167,617
Noncontrolling interests	8,021	14,834	2,172

Total equity	729,171	1,159,696	169,789

Total liabilities and equity	1,014,880	1,436,209	210,273

	Chemspec International Limited
Unaudited Quarterly Consolidated Statements of Income

		Three-month periods ended
	June 30	March 31	June 30	June 30
	2008	2009	2009	2009
	RMB’000	RMB’000	RMB’000	USD’000

Sales	215,977	200,299	233,520	34,189
Cost of sales	(129,175)	(124,379)	(138,258)	(20,242)

Gross profit	86,802	75,920	95,262	13,947
Selling expenses	(2,331)	(2,923)	(2,780)	(407)
General and administrative expenses	(12,231)	(13,504)	(17,429)	(2,552)
Research and development expenses	(5,873)	(8,772)	(7,056)	(1,033)
Other operating expenses	(466)	(1,034)	(1,384)	(202)
Other operating income	-	194	212	31
Government grants	50	200	398	58

Income from operations	65,951	50,081	67,223	9,842
Other income (expenses):
Interest income	282	607	679	99
Interest expense	(895)	(771)	(53)	(8)
Foreign currency exchange (loss) gain, net	(1,175)	(2,740)	328	48
Other income	113	23	29	4

Earnings before income taxes	64,276	47,200	68,206	9,985

Income tax expense	(6,408)	(10,869)	(12,746)	(1,866)

Net income	57,868	36,331	55,460	8,119
Net income attributable to
noncontrolling interests	(781)	(3,625)	(1,588)	(232)

Net income attributable to Chemspec
International Limited shareholders	57,087	32,706	53,872	7,887

Basic earnings per share	RMB 0.03	RMB 0.02	RMB 0.03	US$ 0.00

Diluted earnings per share	RMB 0.03	RMB 0.02	RMB 0.03	US$ 0.00

Basic earnings per ADS	RMB 1.90	RMB 1.09	RMB 1.77	US$ 0.26

Diluted earnings per ADS	RMB 1.90	RMB 1.09	RMB 1.77	US$ 0.26

Chemspec International Limited
Unaudited Consolidated Statements of Cash Flows

	Six-month periods ended
	June 30	June 30	June 30
	2008	2009	2009
	RMB’000	RMB’000	USD’000

Cash flows from operating activities
Net income	116,605	91,791	13,439
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization of property, plant
and equipment	10,874	15,982	2,340
Land use rights	343	482	70
Loss on disposal of property, plant and
equipment	401	1,895	277
Bad debt expense	(309)	-	-
Unrealized foreign exchange loss (gain), net	88	(542)	(79)
Share-based compensation	5,599	10,211	1,495
Deferred income tax expense	7,150	4,669	683
Changes in operating assets and liabilities:
Pledged bank deposits related to
purchase of inventory	(11,042)	(13,015)	(1,906)
Inventories	(83,359)	4,841	709
Accounts receivable	(1,326)	(828)	(121)
Bills receivable	-	(300)	(44)
Prepayment and other receivables	12,196	(2,589)	(379)
Accounts payable	43,206	(7,892)	(1,155)
Bills payable related to purchase of
inventory	14,266	325	48
Accrued expenses and other payables	(3,032)	3,249	476
Income taxes payable	(6,973)	1,604	235

Net cash provided by operating activities	104,687	109,883	16,088

Cash flows from investing activities
Capital expenditures, including interest capitalized	(54,457)	(116,124)	(17,002)

Proceeds from the sale of a subsidiary	3,420	-	-
Proceeds from sale of property, plant and equipment	42	-	-
Non-interest bearing advances to related parties	(15,000)	-	-
Non-interest bearing advances repaid
by related parties	32,000	-	-
Net cash assumed from acquisition of a subsidiary	2,255	-	-
Payments for land use rights	(10,466)	(2,943)	(431)
Pledged bank deposits related to purchase of
property, plant and equipment	-	(5,064)	(741)

Net cash used in investing activities	(42,206)	(124,131)	(18,174)

Cash flows from financing activities
Acquisition of additional equity interest
in a subsidiary	(4,000)	-	-
Capital contributions from noncontrolling shareholders	-	1,600	234
Proceeds from issuance of ordinary shares	-	389,022	56,956
Payments for initial public offering costs	(1,260)	(35,488)	(5,196)
Proceeds from bank loans	70,000	15,000	2,196
Repayments of bank loans	(40,000)	(60,000)	(8,784)
Dividend paid by subsidiary to noncontrolling shareholders	-	(2,500)	(366)
Proceeds from non-interest bearing borrowings
from related parties	20,400	-	-
Repayments of non- interest bearing borrowings
from related parties	(69,747)	-	-

Net cash (used in) provided by financing activities	(24,607)	307,634	45,040

Effect of foreign currency exchange rate changes on cash	261	200	29
Net increase in cash	37,874	293,386	42,954
Cash at beginning of period	56,929	180,081	26,366

Cash at end of period	95,064	473,667	69,349

Supplemental disclosures of cash flow information:
Income taxes paid	10,027	11,942	1,748
Income taxes refund	16,274	-	-
Interest paid, net of amounts of capitalized	1,117	824	121

Supplemental schedule of noncash investing and financing activities:
Payable for purchase of property, plant and equipment	17,635	49,302	7,218
Payable for acquisition of additional equity interest
in a subsidiary	4,000	-	-
Bills payable for purchase of property, plant and
equipment	-	4,771	699